Exhibit 4.1

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (the “Agreement”) is made and entered into as of this 10th day of April 2015 by Par Petroleum Corporation, a Delaware corporation (the “Company”), for the benefit of the holders of any Company securities entitled to vote for members of the Company’s Board of Directors (the “Stockholders”).

RECITALS:

WHEREAS, the Company and certain of its Stockholders were parties to that certain Stockholders Agreement dated as of August 31, 2012 and amended on June 12, 2014, September 16, 2014 and January 5, 2015 (as amended, the “Prior Agreement”);

WHEREAS, contemporaneously herewith, the parties to the Prior Agreement are terminating the Prior Agreement;

WHEREAS, the Prior Agreement requires the Company to make certain undertakings in connection with such a termination.

NOW, THEREFORE, in consideration of the premise, the Company agrees for the benefit of its Stockholders as follows.

1.	Reporting and Listing Requirements. In the event that the Company is no longer required to file annual and quarterly reports with the United States Securities and Exchange Commission (“SEC”), the Company shall provide, as soon as reasonably practicable, comparable audited reports on an annual basis, unaudited reports on a quarterly basis (which annual and quarterly reports shall contain substantially similar descriptions of business and management discussion and analysis provisions as are then required to be included in relevant filings with the SEC), and earnings releases on a quarterly basis, made available to Stockholders through a secure web site such as Intralinks and subject to a standard click-through access and confidentiality agreement (Stockholders may request that the Company provide access to such secure web site to prospective Stockholders, consent to which request the Company shall not unreasonably withhold, condition, or delay). Stockholders (other than the “Key Holders” holders listed in the Prior Agreement and their affiliates) shall be third-party beneficiaries, with direct right of enforcement, for the purposes of this Agreement.

Par/Board of Directors/Stockholders Agreement/2015 Stockholders Agreement

2.	Termination. The Agreement may be terminated, with the consent of Stockholders holding a majority of any Company securities entitled to vote for the members of the Company’s Board of Directors other than the “Key Holders” listed in the Prior Agreement and their affiliates.

3.	Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law and the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

COMPANY:

PAR PETROLEUM CORPORATION

By:	/s/ William Monteleone
William Monteleone
Senior Vice President,
Mergers & Acquisitions

Par/Board of Directors/Stockholders Agreement/2015 Stockholders Agreement